NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
SECOND QUARTER 2009 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, July 29, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended June 30, 2009 was $60 million or $0.15 per diluted share, compared with $45 million or $0.11 per diluted share during the same period in 2008.
Funds from operations (“FFO”) was $148 million or $0.38 per diluted share for the three months ended June 30, 2009 compared with $157 million or $0.40 per diluted share during the same period in 2008.
Commercial property net operating income for the second quarter of 2009 was $338 million, compared with $341 million during the second quarter of 2008 as a result of the impact of a weaker Canadian dollar and a lower contribution from non-managed properties. Absent these items, commercial property net operating income increased 3% over the same period in the prior year.
During the second quarter, Brookfield Properties leased 725,000 square feet of space in its managed portfolio at an average net rent of $25 per square foot, which represents a 32% improvement versus the average expiring net rent of $19 on this space in the quarter. Additionally, the company has improved its five-year lease rollover exposure by 240 basis points since the start of the year. Year-to-date leasing totals 2.5 million square feet. Brookfield’s managed portfolio occupancy rate finished the quarter at 95%.
HIGHLIGHTS OF THE SECOND QUARTER
Leased 725,000 square feet of space. Renewals represent 70% of the total with new leases representing the remainder. Second quarter leasing highlights include:
     Calgary — 163,000 square feet
•	A five-year, 161,000-square-foot lease with Bennett Jones at Bankers Hall
     Toronto — 150,000 square feet
•	An 11-year, 58,000-square-foot lease with Globalive Wireless Management at Queen’s Quay Terminal

•	A five-year, 58,000-square-foot lease with Minister of Public Works at 151 Yonge St.

     Washington, DC — 113,000 square feet
•	A 10-year, 36,000-square-foot lease with Boston Consulting Group at One Bethesda Center
     New York — 92,000 square feet
•	An eight-year, 14,000-square-foot lease with Jane Street Capital at One New York Plaza
     Los Angeles — 89,000 square feet
•	A five-year, 38,000-square-foot lease with Perkowitz & Ruth at Landmark Square
Refinanced or extended over $450 million of debt including Petro-Canada Centre, Calgary; Silver Springs Metro Plaza, 2401 Pennsylvania Ave., 1250 Connecticut Ave. and 2000 L St., Washington, DC; RBC Plaza, Minneapolis; and Enbridge Tower, Edmonton. These financings carry a current weighted average interest rate of 5.5%. The company has completed approximately 80% of $1 billion of financings due in 2009.
Achieved substantial completion of Bay Adelaide Centre West. The construction of the 51-story, 1.2-million-square-foot office development in Toronto’s financial core was completed ahead of schedule, under budget and 73% pre-leased. The project is seeking a LEED Gold certification.
Renamed Calgary building Suncor Energy Centre. The merged Petro-Canada and Suncor Energy Inc are consolidating operations in the renamed Brookfield building, with all employees at the combined entity expected to be moved in by the end of 2010. The building is 100% leased.
OUTLOOK
“Our industry-leading low vacancy rate and lease rollover profile have helped mitigate risk exposure in this economic downturn,” stated Ric Clark, CEO of Brookfield Properties Corporation. “Our positive results this quarter were further influenced by strengthening residential demand in Alberta.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2009 to shareholders of record at the close of business on September 1, 2009. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series

F, G, H, I, J and K preferred shares were also declared payable on September 30, 2009 to shareholders of record at the close of business on September 15, 2009.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2009 second quarter results on Wednesday, July 29, 2009 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 866.219.5894, pass code 1374929 five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through August 28, 2009 by dialing 888.266.2081, pass code 1374929. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on July 29, 2009 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2009	December 31, 2008

Assets
Commercial properties	$14,914	$14,901
Commercial development	1,325	1,225
Residential development	1,236	1,196
Receivables and other	926	918
Intangible assets	596	637
Restricted cash and deposits	82	116
Cash and cash equivalents	202	157
Assets related to discontinued operations (i)	295	290

	$19,576	$19,440

Liabilities
Commercial property debt	$11,674	$11,505
Accounts payable and other liabilities	1,181	1,241
Intangible liabilities	638	707
Future income tax liability	234	174
Liabilities related to discontinued operations (ii)	202	217
Shareholders’ equity and non-controlling interests
Capital securities — corporate	923	882
Capital securities — fund subsidiaries	427	711
Non-controlling interests — fund subsidiaries	508	212
Non-controlling interests — other subsidiaries	60	68
Preferred equity — subsidiaries	328	313
Preferred equity — corporate	45	45
Common equity	3,356	3,365

	$19,576	$19,440

(i)	Includes $276 million of commercial properties and $19 million of other assets associated with discontinued operations at June 30, 2009 (December 31, 2008 — $271 million and $19 million, respectively).

(ii)	Includes commercial property debt of $187 and $15 million of other liabilities associated with discontinued operations at June 30, 2009 (December 31, 2008 — $199 and $18 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2009	2008	2009	2008

Total revenue	$619	$716	$1,211	$1,367

Net operating income
Commercial property operations	$338	$341	$665	$681
Residential development operations	13	35	19	53
Interest and other	14	15	23	28

	365	391	707	762

Expenses
Interest
Commercial property debt	135	151	267	313
Capital securities — corporate	14	15	26	30
Capital securities — fund subsidiaries	—	(4)	(6)	(12)
General and administrative	26	29	52	61
Non-controlling interests
Fund subsidiaries	6	(3)	13	(5)
Other subsidiaries	3	6	6	12
Depreciation and amortization	122	134	249	269
Future income taxes	51	21	57	30
Gains and other items	(49)	—	(49)	—

Net income from continuing operations	$57	$42	$92	$64

Discontinued operations	3	3	6	4

Net income	$60	$45	$98	$68

Net income per share — diluted
Continuing operations	$0.14	$0.11	$0.23	$0.17
Discontinued operations	0.01	—	0.02	—

	$0.15	$0.11	$0.25	$0.17

Funds from operations per share — diluted
Prior to discontinued operations	$0.37	$0.39	$0.68	$0.70
Discontinued operations	0.01	0.01	0.02	0.02

	$0.38	$0.40	$0.70	$0.72

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Net income	$60	$45	$98	$68
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	122	134	249	269
Future income taxes	51	21	57	30
Discontinued operations	—	3	—	6
Non-controlling interests in above items	(36)	(46)	(80)	(90)
Gains and other items	(49)	—	(49)	—

Funds from operations	$148	$157	$275	$283

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2009	2008	2009	2008

Funds from operations	$148	$157	$275	$283
Preferred share dividends	—	—	(1)	(1)

Funds available to common shareholders	148	157	274	282
Weighted average shares outstanding	391.6	394.6	391.4	394.5

Funds from operations per share	$0.38	$0.40	$0.70	$0.72

DISCONTINUED OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Property disposition gains	$—	$—	$—	$—
Revenue from discontinued operations	13	23	26	46
Operating expenses	(7)	(11)	(14)	(23)

	6	12	12	23
Interest expense	(3)	(6)	(6)	(13)

Funds from discontinued operations and gains	3	6	6	10
Depreciation and amortization	—	(3)	—	(6)
Non-controlling interests	—	—	—	—
Future income taxes	—	—	—	—

Discontinued operations	$3	$3	$6	$4

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Revenue from continuing operations (i)	$544	$568	$1,088	$1,127
Operating expenses	(206)	(227)	(423)	(446)

Net operating income	$338	$341	$665	$681

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Revenue	$70	$132	$111	$214
Operating expenses	(57)	(97)	(92)	(161)

Net operating income	$13	$35	$19	$53

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Interest on debt securities	$1	$7	$1	$13
Interest on redeemable equity interests	17	12	30	20

	18	19	31	33
Non-cash component	(18)	(23)	(37)	(45)

Total interest expense — capital securities — fund subsidiaries	$—	$(4)	$(6)	$(12)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2009	2008	2009	2008

Non-controlling interest	$24	$20	$56	$40
Non-cash component	(18)	(23)	(43)	(45)

Total non-controlling interests — fund subsidiaries	$6	$(3)	$13	$(5)